Exhibit 99.1

CIBC receives TSX approval for normal course issuer bid

TORONTO, Sept. 5, 2013 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the Toronto Stock Exchange (TSX) has accepted notice of CIBC's intention to make a normal course issuer bid.  On August 29, 2013, CIBC announced its intention to purchase for cancellation from time to time up to 8 million common shares, representing approximately 2% of CIBC's 399,992,256 issued and outstanding common shares as of August 26, 2013.  The average daily trading volume for the six months ended August 30, 2013 was 1,250,602 common shares per day.

CIBC's purchase of common shares under a normal course issuer bid is consistent with the bank's priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.

Purchases under the bid could commence as early as September 9, 2013 through the TSX and may also be made through alternative Canadian trading systems and the New York Stock Exchange.  The bid will be completed upon the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014.  CIBC World Markets Inc. has been retained to act as designated broker to repurchase CIBC shares pursuant to the bid, including under automatic share purchase plans established periodically.  Each plan would define a prearranged set of criteria which CIBC would not be entitled to vary or suspend. The price paid for the common shares will be the market price at the time of the purchase. The common shares purchased under the normal course issuer bid will be cancelled.

In addition, CIBC Mellon Trust Company, a non-independent trustee for the purposes of the rules of the TSX, currently acts as trustee on behalf of CIBC shareholders to purchase common shares as part of the CIBC Shareholder Investment Plan. These common shares are purchased and held on behalf of shareholders and are not cancelled.

CIBC's previous normal course issuer bid commenced on September 7, 2012 and will expire on September 6, 2013.  Over the term of the previous bid, CIBC purchased 7.8 million of its common shares for cancellation at an average price of $80.623 per share.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy.  We do not undertake to update any forward-looking statement except as required by law.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.

CO: CIBC

CNW 08:00e 05-SEP-13